UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(amendment no. 1)

 Harvest Capital Credit Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

41753F 109

(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 41753F 109
1.	NAMES OF REPORTING PERSONS Joseph A. Jolson I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,000 (a)
	8.	SHARED VOTING POWER 734,821(b)
	9.	SOLE DISPOSITIVE POWER 30,000 (a)
	10.	SHARED DISPOSITIVE POWER 734,821 (b)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,821 (a)(b)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.6%
14.	TYPE OF REPORTING PERSON* IN

(a)

As of August 30, 2019, Mr. Jolson’s ownership includes (i) 20,000 shares of common stock, par value $0.001 per share, (the “Common Stock”) owned by Mr. Jolson directly; and (ii) 10,000 shares of Common Stock owned by Mr. Jolson’s daughter and over which shares Mr. Jolson has voting and investment power.

(b)

As of August 30, 2019, Mr. Jolson’s shared ownership includes (i) 699,053 shares of Common Stock owned by the Joseph A. Jolson Trust dtd 6/4/91, of which Mr. Jolson is the trustee and over which shares Mr. Jolson has shared voting and investment power; and (ii) 35,768 shares of Common Stock owned by The Jolson Family Foundation, of which foundation Mr. Jolson is President and Treasurer and over which shares Mr. Jolson has shared voting and investment power.

CUSIP No. 41753F 109
1.	NAMES OF REPORTING PERSONS Joseph A. Jolson Trust dtd 6/4/91 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 699,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 699,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,053
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.52%
14.	TYPE OF REPORTING PERSON* OO

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Harvest Capital Credit Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 767 Third Avenue, 25th Floor, New York, NY.

ITEM 2.	Identity and Background.

(a)	This Amendment is filed by Joseph A. Jolson and the Joseph A. Jolson Trust dtd 6/4/91 (the “1991 Trust”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.

(b)	The Reporting Persons’ business address is 600 Montgomery Street, Suite 1700, San Francisco, CA 94111.

(c)

Mr. Jolson is the Chief Executive Officer and Chairman of the board of directors of the Issuer and is the Chief Executive Officer and Chairman of the board of directors of JMP Group LLC, which has a principal business address of 600 Montgomery Street, Suite 1100, San Francisco, CA 94111. The 1991 Trust is a revocable trust for the benefit of Mr. Jolson and his family and of which Mr. Jolson is the trustee.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jolson is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Annex A, attached hereto and incorporated herein by reference, sets forth all the transactions effected by the 1991 Trust since the filing of the Schedule 13D through August 30, 2019. The 1991 Trust acquired 248,113 Common Shares for a total purchase price of $1,946,150.83 using cash on hand.

Item 4.	Purpose of Transaction.

The transactions described above in Item 3 were made for investment purposes and pursuant to a Rule 10b5-1 purchase plan entered into by the 1991 Trust.

Except with respect to additional purchases pursuant to a purchase plan or as may otherwise be made from time to time, Reporting Persons do not have any present plans or proposals that would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Jolson is the Chief Executive Officer and Chairman of the board of directors of the Issuer, and accordingly, actions taken by Mr. Jolson in his capacity as a Chief Executive Officer and director of the Issuer, in respect of any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D, will be reported by the Issuer in periodic and other reports filed by the Issuer under the Exchange Act.  This Report is being filed with respect to Mr. Jolson’s individual ownership of equity securities of the Issuer and does not relate to actions taken by Mr. Jolson’s in his capacity as a director or officer. The Reporting Persons may change their plans or proposals in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)

As of August 8, 2019, there were 6,070,033 shares of Common Stock issued and outstanding. As of August 30, 2019, Mr. Jolson is the beneficial owner of 764,821 shares of Common Stock, which represents 12.6% of the Issuer’s outstanding shares of Common Stock. Such total number of shares includes (i) 699,053 shares owned by the 1991 Trust, of which Mr. Jolson is the trustee and over which shares Mr. Jolson has shared voting and investment power; (ii) 35,768 shares owned by The Jolson Family Foundation (the “Foundation”), of which Foundation Mr. Jolson is President and Treasurer and over which shares Mr. Jolson has shared voting and investment power; (iii) 10,000 shares owned by Mr. Jolson's daughter and over which shares Mr. Jolson has voting and investment power; and (iv) 20,000 shares owned directly by Mr. Jolson. As of August 30, 2019, the 1991 Trust is the beneficial owner of 699,053 shares of Common Stock, which represents 11.52% of the Issuer’s outstanding shares of Common Stock.

(b)

Mr. Jolson has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the shares referenced in Item 5(a) above other than the shares held by the 1991 Trust and the Foundation. Mr. Jolson has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares held by the 1991 Trust and the Foundation. The Foundation has a principal business and principal office at 600 Montgomery Street, Suite 1700, San Francisco, CA 94111. The Foundation has not been convicted in a criminal proceeding.  During the last five years, the Foundation has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Other than the transactions described in Item 3 above, there have been no transactions by the Reporting Persons (either directly or indirectly through any of the persons in paragraph (a) above during the 60 days prior to the date of this Amendment.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Jolson is the Chief Executive Officer and Chairman of the board of directors of the Issuer. Mr. Jolson and the 1991 Trust have entered into a trust agreement for estate planning purposes and for the benefit of Mr. Jolson and his family. In his capacity as the trustee under the 1991 Trust, Mr. Jolson has voting and investment power over the shares of Common Stock held by the 1991 Trust.

Item 7.	Material to be filed as Exhibits

Exhibit A: Joint Filing Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2019

By:	/s/ Joseph A. Jolson
Name:	Joseph A. Jolson

Joseph A. Jolson Trust dtd 6/4/91

By:	/s/ Joseph A. Jolson
Name:	Joseph A. Jolson, Trustee

 ANNEX A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

1.	On May 15, 2018, the 1991 Trust acquired 3,600 shares of the Issuer at an average price of $10.0583 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
2.	On May 16, 2018, the 1991 Trust acquired 4,159 shares of the Issuer at an average price of $10.1296 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
3.	On May 17, 2018, the 1991 Trust acquired 3,500 shares of the Issuer at an average price of $10.1111 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
4.	On May 18, 2018, the 1991 Trust acquired 9,470 shares of the Issuer at an average price of $10.1677 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
5.	On May 21, 2018, the 1991 Trust acquired 5,099 shares of the Issuer at an average price of $10.1383 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
6.	On May 22, 2018, the 1991 Trust acquired 5,734 shares of the Issuer at an average price of $10.1673 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
7.	On May 23, 2018, the 1991 Trust acquired 4,800 shares of the Issuer at an average price of $10.1536 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
8.	On May 24, 2018, the 1991 Trust acquired 7,618 shares of the Issuer at an average price of $10.1052 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
9.	On May 25, 2018, the 1991 Trust acquired 2,704 shares of the Issuer at an average price of $10.1648 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
10.	On May 29, 2018, the 1991 Trust acquired 6,400 shares of the Issuer at an average price of $10.1862 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
11.	On May 30, 2018, the 1991 Trust acquired 7,000 shares of the Issuer at an average price of $10.1904 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
12.	On May 31, 2018, the 1991 Trust acquired 5,400 shares of the Issuer at an average price of $10.2231 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
13.	On June 1, 2018, the 1991 Trust acquired 5,000 shares of the Issuer at an average price of $10.2612 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
14.	On June 4, 2018, the 1991 Trust acquired 1,330 shares of the Issuer at an average price of $10.2413 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
15.	On June 5, 2018, the 1991 Trust acquired 2,200 shares of the Issuer at an average price of $10.2282 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
16.	On June 6, 2018, the 1991 Trust acquired 8,102 shares of the Issuer at an average price of $10.3785 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
17.	On June 7, 2018, the 1991 Trust acquired 5,155 shares of the Issuer at an average price of $10.3540 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
18.	On June 8, 2018, the 1991 Trust acquired 1,500 shares of the Issuer at an average price of $10.4417 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
19.	On June 11, 2018, the 1991 Trust acquired 2,500 shares of the Issuer at an average price of $10.44 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
20.	On June 12, 2018, the 1991 Trust acquired 4,090 shares of the Issuer at an average price of $10.4803 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
21.	On June 13, 2018, the 1991 Trust acquired 560 shares of the Issuer at an average price of $10.473 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
22.	On June 14, 2018, the 1991 Trust acquired 1,600 shares of the Issuer at an average price of $10.5 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
23.	On June 19, 2018, the 1991 Trust acquired 1,200 shares of the Issuer at an average price of $10.45 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
24.	On June 22, 2018, the 1991 Trust acquired 442 shares of the Issuer at an average price of $10.4301 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
25.	On June 25, 2018, the 1991 Trust acquired 45,769 shares of the Issuer at an average price of $10.45 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
26.	On June 26, 2018, the 1991 Trust acquired 300 shares of the Issuer at an average price of $10.5 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

27.	On June 27, 2018, the 1991 Trust acquired 1,061 shares of the Issuer at an average price of $10.4858 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
28.	On June 28, 2018, the 1991 Trust acquired 1,998 shares of the Issuer at an average price of $10.5 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
29.	On October 11, 2018, the 1991 Trust acquired 1,986 shares of the Issuer at an average price of $10.4765 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
30.	On October 12, 2018, the 1991 Trust acquired 400 shares of the Issuer at an average price of $10.4 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
31.	On October 17, 2018, the 1991 Trust acquired 12,995 shares of the Issuer at an average price of $10.5 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
32.	On October 23, 2018, the 1991 Trust acquired 500 shares of the Issuer at an average price of $10.5 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
33.	On October 26, 2018, the 1991 Trust acquired 6,192 shares of the Issuer at an average price of $10.5 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
34.	On November 5, 2018, the 1991 Trust acquired 6,800 shares of the Issuer at an average price of $10.5 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
35.	On November 6, 2018, the 1991 Trust acquired 660 shares of the Issuer at an average price of $10.4718 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
36.	On November 7, 2018, the 1991 Trust acquired 588 shares of the Issuer at an average price of $10.4966 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
37.	On December 17, 2018, the 1991 Trust acquired 4,523 shares of the Issuer at an average price of $9.5897 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
38.	On December 18, 2018, the 1991 Trust acquired 2,400 shares of the Issuer at an average price of $9.5897 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
39.	On December 19, 2018, the 1991 Trust acquired 4,477 shares of the Issuer at an average price of $9.5331 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
40.	On December 20, 2018, the 1991 Trust acquired 9,118 shares of the Issuer at an average price of $9.4956 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
41.	On December 21, 2018, the 1991 Trust acquired 5,324 shares of the Issuer at an average price of $9.5274 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
42.	On December 24, 2018, the 1991 Trust acquired 10,744 shares of the Issuer at an average price of $9.7053 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
43.	On December 26, 2018, the 1991 Trust acquired 6,966 shares of the Issuer at an average price of $9.4703 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
44.	On December 27, 2018, the 1991 Trust acquired 1,948 shares of the Issuer at an average price of $9.7359 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
45.	On December 28, 2018, the 1991 Trust acquired 300 shares of the Issuer at an average price of $9.58 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
46.	On February 20, 2019, the 1991 Trust acquired 7,272 shares of the Issuer at an average price of $9.8345 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
47.	On February 21, 2019, the 1991 Trust acquired 6,388 shares of the Issuer at an average price of $9.85 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
48.	On August 21, 2019, the 1991 Trust acquired 2,134 shares of the Issuer at an average price of $9.7916 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
49.	On August 23, 2019, the 1991 Trust acquired 1,713 shares of the Issuer at an average price of $9.8147 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
50.	On August 27, 2019, the 1991 Trust acquired 2,294 shares of the Issuer at an average price of $9.85 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
51.	On August 28, 2019, the 1991 Trust acquired 4,100 shares of the Issuer at an average price of $9.85 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
52.	On August 29, 2019, the 1991 Trust acquired 312 shares of the Issuer at an average price of $9.85 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
53.	On August 30, 2019, the 1991 Trust acquired 1,901 shares of the Issuer at an average price of $9.8473 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Date: September 3, 2019

/s/ Joseph A. Jolson
Joseph A. Jolson

Joseph A. Jolson Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee